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PHILADELPHIA	FIRM and AFFILIATE OFFICES	MIAMI
CHICAGO		BOCA RATON
WASHINGTON, DC		PITTSBURGH
SAN FRANCISCO		NEWARK
SILICON VALLEY	NANETTE C. HEIDE	LAS VEGAS
SAN DIEGO	DIRECT DIAL: +1 212 692 1003	CHERRY HILL
SHANGHAI	PERSONAL FAX: +1 212 202 5334	LAKE TAHOE
TAIWAN	E-MAIL: ncheide@duanemorris.com	MYANMAR
BOSTON		OMAN
HOUSTON	www.duanemorris.com	A GCC REPRESENTATIVE OFFICE
LOS ANGELES		OF DUANE MORRIS
HANOI
HO CHI MINH CITY		ALLIANCES IN MEXICO
AND SRI LANKA

February 15, 2017

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Four Springs Capital Trust
Draft Registration Statement on Form S-11

Ladies and Gentlemen:

On behalf of our client, Four Springs Capital Trust, a Maryland real estate investment trust (the “Company”), we are confidentially submitting a draft registration statement on Form S-11 (the “Draft Registration Statement”) to the Staff of the Securities and Exchange Commission for confidential, non-public review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Draft Registration Statement submitted herewith relates to the initial public offering of the Company’s common shares.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because its total gross revenues during the fiscal year ended December 31, 2016, its most recently completed fiscal year, were less than $1 billion. Please note that this information is disclosed in the Company’s income statement included in the Draft Registration Statement on page F-4.  In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the registration statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

If you have any questions or comments concerning this submission, please do not hesitate to call me at (212) 692-1003.

Very truly yours,
/s/ Nanette C. Heide
Nanette C. Heide

Copies to:

Mr. Coby R. Johnson
Mr. John E. Warch
Mr. Richard A. Silfen
Mr. J. Gerard Cummins
Mr. Bartholomew A. Sheehan